Sequential Brands Group, Inc.

1065 Avenue of the Americas, 30th Floor

New York, NY 10018

Phone 646.564.2577

December 2, 2013

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Ruairi Regan and James Lopez

Re:	Sequential Brands Group, Inc.

Registration Statement on Form S-1 (File No. 333-191435) Initially Filed on September 27, 2013, as amended by Amendment No. 1 to the Registration Statement on Form S-1 Filed on November 15, 2013 (CIK No. 0000791770)

Ladies and Gentlemen:

Sequential Brands Group, Inc., a Delaware corporation (the “Company”), hereby requests that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1 be accelerated to 10:00 a.m. EST on December 3, 2013, or as soon as practicable thereafter.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this request, please do not hesitate to contact David Johansen at (212) 819-8509 of White & Case LLP, counsel to the Company.

[Signature page follows]

Sincerely,

SEQUENTIAL BRANDS GROUP, INC.

By:	/s/ Yehuda Shmidman
Name: Yehuda Shmidman
Title: Chief Executive Officer, Sequential Brands Group, Inc.

cc:	Gary Klein, Chief Financial Officer

Nazim Zilkha, Esq., Partner, White & Case LLP

David Johansen, Esq., Partner, White & Case LLP